UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2026

Commission File Number 001-43466

GOLD X2 MINING INC.

(Exact name of Registrant as specified in its charter)

N/A

(Translation of Registrant's name into English)

Suite 2300 – 1021 West Hastings Street
Vancouver, BC V6E 0C3
Tel: +1 (604) 288-8005

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F☐                       Form 40-F ☒

EXHIBIT INDEX

Exhibit Number	Description

99.1	Condensed Consolidated Interim Financial Statements for the three and nine months ended September 30, 2026 and 2025

99.2	Management’s Discussion and Analysis for the three and nine months ended September 30, 2026 and 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLD X2 MINING INC.

Date: November 13, 2026	By:	/s/ Michael Kanevsky
	Name:	Michael Kanevsky
	Title:	Chief Financial Officer